　　　　　　　　　　　                  　　　　　　　　September 11, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, President and Chief Executive Officer
(Code No. 6479, TSE Div. No. 1)
Contact:	Takayuki Ishikawa General Manager Corporate Communications Office
Phone:	+81-(0)3-6758-6703

Notice regarding the Completion of Acquisition of All Shares of C&A Tool Engineering, Inc.
the Precision Machinery Metal Processing Manufacturer in the U.S.A.

MinebeaMitsumi Inc. (hereinafter referred to as “MinebeaMitsumi”) hereby announces that MinebeaMitsumi and the Development Bank of Japan (“DBJ”) have jointly completed the acquisition of all shares of C&A Tool Engineering, Inc. (“C&A”) as of September 11, 2017.

MinebeaMitsumi and C&A will strive to expand the related business areas by exerting synergetic effects in the years to come.

Outline of C&A

(1)	Company Name	C&A Tool Engineering, Inc.
(2)	Location	4100 North US 33 Churubusco, Indiana 46723
(3)	Name of representative	Mr. Robert Marr
(4)	Business	a precision machinery metal processing manufacturer for medical, aerospace, industrial and fuel systems and other markets
(5)	Amount of capital	913 thousand US Dollars
(6)	Established in	1969
(7)	Ownership	MinebeaMitsumi - 51%, DBJ - 49%
(8)	Net sales	73 million US Dollars（for the year ended December 2016）

< Related information >
Press release:
August 10, 2017
Notice Regarding the Stock Purchase of C&A Tool Engineering Inc. the Precision Machinery Metal Processing Manufacturer in the U.S.A.

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